

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2011

Mr. Richard G Pfister
Executive Vice President
Altegris Portfolio Management, Inc
1202 Bergen Parkway Suite 212
Evergreen, Colorado 80439

Re: Altegris QIM Futures Fund
Form 8-K
Filed February 1, 2011
File No. 000-53815

Dear Mr. Pfister

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Robert F Telewicz Jr
Staff Accountant